Exhibit 99.1

Ability Inc. Announces Entry into New Contracts

TEL AVIV, ISRAEL, December 3, 2019 / (GLOBE NEWSWIRE) / Ability Inc. (Nasdaq: ABIL) (the “Company”), a leading provider of innovative tactical and strategic communications intelligence solutions, today announced that on November 29, 2019, it has entered into, through its wholly-owned subsidiary Ability Computers and Software Industries Ltd. (“ACSI”), into new contracts for selling its strategic interception solutions. According to the contracts, ACSI is expected to receive fees in the aggregate amount of up to $9.0 million, subject to certain approvals from local authorities and systems acceptances.

ACSI’s ability to collect cash and recognize revenues from the contract is dependent upon successful technical implementation and deployment of its solutions, and the ability to successfully pass acceptance tests and obtain any applicable regulatory approvals.

Anatoly Hurgin, the Company’s Co-Founder and Chief Executive Officer, commented: “We are encouraged by the ongoing interest in our solutions, and we are hopeful that this interest will translate into additional transactions in the future”.

About Ability Inc.

Ability Inc. is the sole owner of ACSI and Ability Security Systems Ltd. Headquartered in Tel Aviv, Israel, ACSI was founded in 1994, offering and providing advanced interception, geolocation for cellular and satellite communication and cyber intelligence tools used worldwide by Security and Intelligence Agencies, Military forces, Law Enforcement Agencies and Homeland Security Agencies. ACSI offers a broad range of lawful interception, decryption, cyber and geolocation solutions for cellular and satellite communication. State-of-the-art technology underpins ACSI’s scalable offerings, which can be tactical-and-portable, or strategic-and-fixed, depending on its customers’ needs. Additional information regarding ACSI may be found at http://www.interceptors.com.

Caution Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, among other thing, statements regarding the acquisition. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that may cause such a difference include, without limitation, risks and uncertainties related to whether or not the Company will be satisfied with its due diligence of the supplier and whether the closing conditions related to the acquisition will be satisfied as well as other risk factors detailed in the Company’s filings with the SEC, and the acquisition may not be completed as contemplated or at all. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Contact at Ability:

Avi Levin

CFO

+972-3-6879777

avi@ability.co.il